STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038-4982
June 2, 2016
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
 Attention:  Patrick Scott
Re:   CitizensSelect Funds
   (Registration Nos: 333-82876 and 811-21035)

Ladies and Gentlemen:
On behalf of the above-referenced fund (the "Fund"), transmitted for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 24 ("Amendment No. 24") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  Amendment No. 24 is being filed in order to incorporate various share class changes to an existing series of the Fund—Dreyfus Institutional Preferred Treasury Securities Money Market Fund ("DIPTSMMF").  The prospectuses included in Amendment No. 24 for the Premier and Hamilton share classes of DIPTSMMF are marked to show changes from the versions filed pursuant to Rule 497 under the Securities Act on March 1, 2016 and the prospectus for the Institutional share class of DIPTSMMF is marked to show changes from the version filed pursuant to Rule 497 under the Securities Act on March 3, 2016.
The Fund intends to file a subsequent amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act prior to the effective date of Amendment No. 24 in order to file certain exhibits, including the consent of the Fund's independent registered public accounting firm, and to make certain other revisions.  The Fund's Tandy certification is filed herewith.
Please telephone the undersigned at 212.806.6638, or Janna Manes of this office at 212.806.6141, if you have any questions.
Very truly yours,
/s/ Lauren Connolly
 Lauren Connolly
cc: Janna Manes

June 2, 2016

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention:  Patrick Scott

Re:   CitizensSelect Funds
   (Registration Nos: 333-82876 and 811-21035)

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Registrant acknowledges the following:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
CITIZENSSELECT FUNDS

By:       /s/  Jeff Prusnofsky
Jeff Prusnofsky
Vice President